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CUSIP No. 681965 10 9
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G/A

                  Under the Securities and Exchange Act of 1934

                                Amendment No. 1


                                 MIGRATEC, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   681965 10 9
                                 (CUSIP Number)

                                 March 31, 2000
           (Date of Event Which Requires the Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 681965 10 9
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 1)  Name of Reporting Person

     I. R. S. Identification No. of Above Persons (entities only)

     Mercury Fund No. 1, Ltd.

--------------------------------------------------------------------------------

 2)  Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]
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 3)  SEC Use Only
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 4)  Citizenship or Place of Organization             Texas
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Number of               (5)  Sole Voting Power                    11,358,000*
Shares Bene-            --------------------------------------------------------
ficially
Owned by                (6)  Shared Voting Power                          -0-
Reporting               --------------------------------------------------------
Person With
                        (7)  Sole Dispositive Power               11,358,000*
                        --------------------------------------------------------

                        (8)  Shared Dispositive Power                     -0-
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 9)  Aggregate Amount Beneficially Owned by Reporting Person      11,358,000*
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10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares        [ ]
--------------------------------------------------------------------------------

11)  Percent of Class Represented by Amount in Row (9)                14.3%
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12)  Type of Reporting Person                                          PN
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* Includes 9,466,000 shares issuable upon conversion of a convertible promissory note, and 1,893,200 shares issuable upon exercise of warrants.



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ITEM 1(a).     NAME OF ISSUER:

         MigraTEC, Inc., a Florida corporation

ITEM 2(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         12801 Stemmons Freeway, Suite 710, Dallas, Tx, 75234

ITEM 2(a)      NAME OF PERSON FILING:

         Mercury Fund No. 1, Ltd.

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         17950 Preston Road, Suite 800, Dallas, Tx, 75252

ITEM 2(c).     CITIZENSHIP:

         Mercury Fund No. 1, Ltd.'s place of organization is Texas

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

         Common Stock, no par value per share

ITEM 2(e).     CUSIP NUMBER:

         681965 10 9

ITEM 3.       IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR
                 13d-2(b) CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable.

ITEM 4.       OWNERSHIP:

       (a)  Amount beneficially owned:.........................................11,358,000*

       (b)  Percent of class:........................................................14.3%

       (c)  Number of shares as to which the person has:

            (i)   Sole power to vote or direct the vote........................11,358,000*

            (ii)  Shared power to vote or direct the vote..............................-0-

            (iii) Sole power to dispose or to direct the disposition of........11,358,000*

            (iv)  Shared power to dispose or to direct the disposition of..............-0-

         * Includes 9,466,000 shares issuable upon conversion of a convertible promissory note, and 1,893,200 shares issuable upon exercise of warrants.




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ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not Applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not Applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not Applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP:

         Not Applicable.

ITEM 10.      CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




April 17, 2000                                  MERCURY FUND NO. 1, LTD.



                                                By:  Mercury Ventures, Ltd.
                                                Its: General Partner

                                                By:  Mercury Management, L.L.C.
                                                Its: General Partner

                                                By:    /s/  Kevin Howe
                                                   -----------------------------
                                                       Kevin Howe, Manager


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